UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DERMA SCIENCES, INC.

(Name of Subject Company)

INTEGRA DERMA, INC.

(Offeror)

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

SERIES A CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE

SERIES B CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

Common Stock: 249827502

(CUSIP Number of Class of Securities)

Richard D. Gorelick, Esq.

Corporate Vice President, General Counsel, Administration and Secretary

Integra LifeSciences Holdings Corporation

311 Enterprise Drive

Plainsboro, New Jersey 08536

(609) 275-0500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Edward Sonnenschein, Jr. Esq.

Bradley C. Faris, Esq.

Latham & Watkins LLP

330 N. Wabash Ave.

Suite 2800

Chicago, IL 60611

(312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$207,597,609.52	$24,060.56

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of: (i) 28,677,312 shares of common stock, par value $0.01 per share (the “Common Shares”), of Derma Sciences, Inc. (“Derma Sciences”) outstanding (including 399,300 Common Shares underlying restricted stock units but excluding Common Shares issuable pursuant to outstanding stock options), multiplied by the offer price of $7.00 per Common Share; (ii) 18,598 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), of Derma Sciences outstanding, multiplied by the offer price of $32.00 per Series A Preferred Share; (iii) 54,734 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Shares”), of Derma Sciences outstanding, multiplied by the offer price of $48.00 per Series B Preferred Share; and (iv) 1,362,670 Common Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of $7.00 per Common Share, multiplied by $2.67, representing the difference between the offer price of $7.00 per share and the $4.33 weighted average exercise price for such stock options. The calculation of the filing fee is based on information provided by Derma Sciences.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,060.56	Filing Party: Integra LifeSciences Holdings Corporation and Integra Derma, Inc.
Form or Registration No. Schedule TO	Date Filed: January 25, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on January 25, 2017 (as hereby amended and together with any other amendments and supplements hereto, this “Schedule TO”), which relates to the offer by Integra Derma, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Integra LifeSciences Holdings Corporation, a Delaware corporation (“Parent”), to purchase for cash (i) all outstanding shares of common stock of Derma Sciences, Inc., a Delaware corporation (“Derma Sciences”), par value $0.01 per share (the “Common Shares”), at a purchase price of $7.00 per Common Share (the “Common Offer Price”), (ii) all outstanding shares of Series A Convertible Preferred Stock of Derma Sciences, par value $0.01 per share (the “Series A Preferred Shares”), at a purchase price of $32.00 per Series A Preferred Share (the “Series A Offer Price”), and (iii) all outstanding shares of Series B Convertible Preferred Stock of Derma Sciences, par value $0.01 per share (the “Series B Preferred Shares” and, collectively with the Series A Preferred Shares and the Common Shares, the “Shares”), at a purchase price of $48.00 per Series B Preferred Share (the “Series B Offer Price”), in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 25, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

1.	The information set forth in Section 14—“Conditions of the Offer” is hereby amended and supplemented by adding the following text at the end of the section:

“Under the provisions of the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) applicable to the Offer and the Merger, the waiting period expired at 11:59 p.m., New York City time, on February 3, 2017, which was the 15th calendar day following the submission of Parent’s HSR Filing. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

The Offer remains subject to the remaining conditions to the Offer set forth in Section 14—“Conditions of the Offer.””

2.	The information set forth in the second, third and fourth paragraphs of Section 15—“Certain Legal Matters—Antitrust Matters” is hereby amended and restated in its entirety as follows:

“Parent filed its Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act (the “HSR Filing”) with the Antitrust Division of the Department of Justice and the Federal Trade Commission on January 19, 2017. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period expired at 11:59 p.m., New York City time, on February 3, 2017, which was the 15th calendar day following the submission of Parent’s HSR Filing. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

The Offer remains subject to the remaining conditions to the Offer set forth in Section 14—“Conditions of the Offer.””

3.	The information set forth in Section 17—“Legal Proceedings” is hereby amended and restated in its entirety as follows:

Legal Proceedings

“On January 30 and February 3, 2017, complaints captioned Rabadi v. Derma Sciences, Inc., et al., Case No. 3:17-cv-00628 (the “Rabadi Complaint”) and Klingel v. Derma Sciences, Inc., et al., Case No. 3:17-cv-00738, were filed in the United States District Court for the District of New Jersey against Derma Sciences, each member of the Derma Sciences Board, Parent, and Purchaser. On January 31, 2017, a complaint captioned Parshall v. Derma Sciences, Inc., et al., Case No. 2017-0074 (the “Parshall Complaint”), was filed in the Court of Chancery of the State of Delaware against Derma Sciences, each member of the Derma Sciences Board, Parent, and Purchaser. The complaints are brought on behalf of purported stockholders of Derma Sciences and seek certification of a class action on behalf of all Derma Sciences’ public stockholders. Each complaint alleges, among other things, that the process leading up to the proposed acquisition of Derma Sciences by Parent through the Offer and the Merger (the “Proposed Acquisition”) was inadequate and that the Schedule 14D-9 filed by Derma Sciences on January 25, 2017 omits certain material information, which each complaint alleges renders the information disclosed materially misleading. The Rabadi Complaint and the Parshall Complaint also allege that the members of the Derma Sciences Board breached their fiduciary actions with respect to the Proposed Acquisition, and that Parent, Purchaser and Derma Sciences aided and abetted those alleged breaches of fiduciary duties. Each complaint seeks, among other things, to enjoin the Proposed Acquisition, or in the event the Proposed Acquisition is consummated, to recover money damages. Parent and the Purchaser believe that the complaints are wholly without merit and intend to vigorously defend against these lawsuits.

Additional legal proceedings arising out of or relating to the Offer or the Merger may be filed in the future.”

Item 12

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Integra Derma, Inc.

By:	/s/ Glenn G. Coleman
Name:	Glenn G. Coleman
Title:	Vice President, Treasurer and Assistant Secretary

Integra LifeSciences Holdings Corporation

By:	/s/ Glenn G. Coleman
Name:	Glenn G. Coleman
Title:	Corporate Vice President and Chief Financial Officer

Date: February 6, 2017

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of January 25, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Summary Advertisement published in the Wall Street Journal on January 25, 2017.

(a)(1)(F)	Press Release issued by Integra LifeSciences Holdings Corporation on January 10, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Integra LifeSciences Holdings Corporation with the SEC on January 11, 2017).

(a)(1)(G)	Press Release issued by Integra LifeSciences Holdings Corporation on January 25, 2017.

(b)(1)(A)	Third Amended and Restated Credit Agreement, dated as of December 7, 2016, by and among Integra LifeSciences Holdings Corporation, the other lenders party hereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Securities, LLC, Citizens Bank, N.A., DNB Capital LLC, HSBC Bank PLC, HSBC Bank USA. N.A., The Bank of Tokyo-Mitsubishi UFJ, LTD., PNC Bank, N.A., Royal Bank of Canada, SunTrust Bank, TD Bank, N.A., JPMorgan and Chase Bank, N.A., Mizuho Bank, LTD., and Bank of Nova Scotia, as Co-Documentation Agents (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by LifeSciences Holdings Corporation with the SEC on December 7, 2016).

(d)(1)	Agreement and Plan of Merger, dated as of January 10, 2017, by and among Derma Sciences, Inc., Integra LifeSciences Holdings Corporation and Integra Derma, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integra LifeSciences Holdings Corporation with the SEC on January 11, 2017).

(d)(2)	Confidentiality Agreement, dated as of October 13, 2016, by and between Derma Sciences, Inc. and Integra LifeSciences Holdings Corporation.

(d)(3)	Letter, dated as of January 10, 2017, from Integra LifeSciences Holdings Corporation to Derma Sciences, Inc.

(d)(4)	Letter Agreement, dated as of January 9, 2017, by and among Derma Sciences, Inc. and the Galen Partnerships (as defined therein).